CALIFORNIA LABS, INC. DBA LOOP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To the Board of Directors
California Labs, Inc. DBA Loop
San Francisco, California

We have reviewed the accompanying financial statements of California Labs, Inc. DBA Loop (the “Company,”), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders’ equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2022
Los Angeles, California

CALIFORNIA LABS INC. DBA LOOP
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	226,664	$	553,751
Inventories		768,858		436,712
Prepaids and other current asset		800		-
Total current assets		**996,322**		**990,463**
Property and Equipment, net		-		898
Intangible Assets		512,224		337,310
Total assets	**$**	**1,508,546**	**$**	**1,328,671**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	6,169	$	3,520
Current portion of Convertible Notes		4,694,241		-
Current portion of Promissory Note and Loans		141,500		66,600
Other current liabilities		288,532		291,413
Total current liabilities		**5,130,442**		**361,533**
Convertible Notes		-		4,489,446
Promissory Note and Loans		-		163,800
Total liabilities		**5,130,442**		**5,014,779**
STOCKHOLDERS EQUITY				
Common Stock		67		67
Preferred Stock		59		58
Additional Paid in Capital		3,811,039		3,149,622
Retained earnings/(Accumulated Deficit)		(7,433,060)		(6,835,855)
Total stockholders' equity		**(3,621,895)**		**(3,686,108)**
Total liabilities and stockholders' equity	**$**	**1,508,546**	**$**	**1,328,671**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 770,496	$ 225,588
Cost of goods sold	287,418	124,063
Gross profit	483,078	101,525
Operating expenses		
General and administrative	487,665	462,500
Research and Development	514,395	298,312
Sales and marketing	189,638	267,038
Total operating expenses	1,191,698	1,027,850
Operating income/(loss)	(708,620)	(926,325)
Interest expense	13,525	9,124
Other Loss/(Income)	(124,940)	-
Income/(Loss) before provision for income taxes	(597,205)	(935,449)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (597,205)**	**$ (935,449)**

See accompanying notes to financial statements.

CALIFORNIA LABS INC. DBA LOOP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock - Series Seed Shares	Preferred Stock - Series Seed Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,102,013**	**$ (5,900,407)**	**$ (2,798,268)**
Shared Based Compensation					71,766		71,766
Capital distribution	-	-	-	-	(24,157)	-	(24,157)
Net income/(loss)	-	-	-	-	-	(935,449)	(935,449)
Balance—December 31, 2020	6,748,171	$ 67	5,834,262	$ 58	$ 3,149,622	$ (6,835,855)	**$ (3,686,108)**
Shared Based Compensation					110,690		110,690
Capital contribution	-	-	-	-	550,728	-	550,728
Net income/(loss)	-	-	-	-	-	(597,205)	(597,205)
Balance—December 31, 2021	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,811,039**	**$ (7,433,060)**	**$ (3,621,896)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (597,205)	$ (935,449)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	898	1,955
Amortization of intangible assets	32,337	32,337
Shared-based Compensation	110,690	71,766
Changes in operating assets and liabilities:		
Inventories	(332,146)	106,162
Prepaids and other current asset	(800)	
Accounts Payable	2,649	3,520
Deferred revenue		
Other current liabilities	(2,881)	25,399
Net cash provided/(used) by operating activities	**(786,458)**	**(694,310)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible asset	(207,251)	-
Net cash provided/(used) in investing activities	**(207,251)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	550,728	-
Capital distribution	-	(24,157)
Borrowing on Convertible Note	204,795	864,483
Borrowing on Loan and Promissory Note	-	60,400
Repayment of Loan and Promissory Note	(88,900)	-
Net cash provided/(used) by financing activities	**666,623**	**900,726**
Change in cash	(327,087)	206,416
Cash—beginning of year	553,751	347,335
Cash—end of year	**$ 226,664**	**$ 553,751**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 13,525	$ 9,124
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

California Labs Inc. DBA Loop was formed on March 7, 2014, in the state of Delaware. The financial statements of California Labs Inc. DBA Loop (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

California Labs has taken its first step into this jungle with the recent launch of Loop, a new category of family communication devices designed to allow relatives to more selectively, and easily share video and photos among a smaller, more intimate circle of contacts. Loop is a digital frame and easy to use app, that lets you instantly share pictures and video with your family from anywhere in the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $303,751, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to component inventory which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its application and software development, website and industrial design which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

California Labs Inc. DBA Loop is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those

temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its subscription for the use of its application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $189,638 and $267,038, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Component inventory	$ 377,330	$ 436,712
Finished goods	391,528	
Total Inventories	**$ 768,858**	**$ 436,712**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 800	$ -
Total Prepaids and Other Curren	**$ 800**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued interest	$ 122,887	$ 109,493
Tax liabilities	-	16,275
Salaries Payable	165,645	165,645
Total Other Current Liabilities	**$ 288,532**	**$ 291,413**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computers & Equipment	$	62,114	$	62,114
Property and Equipment, at Cost		62,114		62,114
Accumulated depreciation		(62,114)		(61,216)
Property and Equipment, Net	**$**	**-**	**$**	**898**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $898 and $1,955, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2020		2019
App Development	$	463,077		255,826
Industrial Design		4,260		4,260
Video Design and Production		136,475		136,475
Website Design		86,334		86,334
Other		2,163		2,163
Intangible assets, at cost		**692,309**		**485,057**
Accumulated amortization		(180,084)		(147,747)
Intangible assets, Net	**$**	**512,224**	**$**	**337,310**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2021, and 2020 were in the amount of $32,337 and $32,337 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(32,337)
2023		(32,337)
2024		(32,337)
2025		(32,337)
Thereafter		(382,876)
Total	**$**	**(512,224)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 21,000,000 shares of Common Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 6,748,171 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, and December 31, 2020, 5,834,262 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,838,433 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	3,650,000	$ 0.08	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	3,650,000	$ 0.08	7.92
Exercisable Options at December 31, 2020	3,650,000	$ 0.08	7.92
Granted	231,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	3,881,000	$ 0.08	6.92
Exercisable Options at December 31, 2021	3,881,000	$ 0.08	6.92

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $110,690 and $71,766, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Frances Cummings	$ 10,000	5.00%	6/18/2019	6/18/2022	$ 500	$ 500	$ 8,000	$ -	$ 8,000	$ 500	$ 500	$ -	$ 8,000	$ 8,000
Promissory Note -Frances Cummings	$ 25,000	5.00%	12/31/2018	12/31/2021	$ -	$ -	$ 11,140	$ -	$ 11,140	$ 1,250	$ 1,250	$ 25,000	$ -	$ 25,000
Promissory Note -Brian Gannon	$ 60,000	5.00%	12/28/2018	12/28/2022	$ 3,000	$ 3,000	$ 47,500	$ -	$ 47,500	$ 3,000	$ 3,000	$ -	$ 60,000	$ 60,000
Promissory Note -Brian Gannon	$ 75,000	5.00%	12/28/2018	12/28/2022	$ 3,750	$ 3,750	$ 75,000		$ 75,000	$ 3,750	$ 3,750	$ -	$ 75,000	$ 75,000
PPP Loan- 1st tranche (Blue Ridge Bank, National Association)	$ 62,400	1.00%	4/21/2020	Forgiven	$ -	$ -	$ -	$ -	$ -	$ 624	$ 624	$ 41,600	$ 20,800	$ 62,400
PPP loan- 2nd tranche (The Loan Source, Inc)	$ 62,400	1.00%	1/29/2021	Forgiven	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total					**$ 7,250**	**$ 7,250**	**$ 141,640**	**$ -**	**$ 141,640**	**$ 9,124**	**$ 9,124**	**$ 66,600**	**$ 163,800**	**$ 230,400**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 154,120
2023	12,480
2024	12,480
2025	12,480
2026	12,480
Thereafter	-
Total	**$ 204,040**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Notes	$ 1,625,000	0.00%	Fiscal Year 2017	10/31/2022	-	-	1,625,000	-	1,625,000	-	-	-	$ 1,625,000	1,625,000
2018 Convertible Notes	$ 897,000	0.00%	Fiscal Year 2018	10/31/2022	-	-	897,000	-	897,000	-	-	-	$ 897,000	897,000
2019 Convertible Notes	$ 1,102,963	0.00%	Fiscal Year 2019	10/31/2022	-	-	1,102,963	-	1,102,963	-	-	-	$ 1,102,963	1,102,963
2020 Convertible Notes	$ 864,483	0.00%	Fiscal Year 2020	10/31/2022	-	-	864,483	-	864,483	-	-	-	864,483	864,483
2021 Convertible Notes	$ 204,795	3.00%	Fiscal Year 2021	10/31/2022	6,144	6,144	204,795	-	204,795	-	-	-	-	-
Total					**$ 6,144**	**$ 6,144**	**$ 4,694,241**	**$ -**	**$ 4,694,241**	**$ -**	**$ -**	**$ -**	**$ 4,489,446**	**$ 4,489,446**

The convertible notes are convertible into Common Shares at a conversion price. Conversion price means an amount equal to the lower of (a) 90% of the lowest per share selling price of Conversion Stock sold by the Company in the Next Financing, and (b) the amount determined by dividing (i) valuation cap, by (ii) the total number of Common Stock Equivalents immediately prior to the Next Financing Closing and conversion of this Note. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (178,206)	$ (228,817)
Valuation Allowance	178,206	228,817
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (2,061,427)	$ (1,883,221)
Valuation Allowance	2,061,427	1,883,221
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,908,267 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,908,267. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On December 28, 2018, the Company received two loans from its founder and CEO, Brian Gannon in the aggregate amount of $135,000. The notes bear an interest rate of 5% per annum and has a maturity date as of December 28, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $122,500 and $135,000, respectively, and entire amount has been classified as current liability.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 19, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,433,060, an operating cash flow loss of $786,458, and liquid assets in cash of $226,664, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.